SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of February, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company dated 07 February 2007


PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES



 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :

    Prudential plc


 2. Reason for the notification (please tick the appropriate box or boxes):

    N/A See additional information


 3. Full name of person(s) subject to the notification obligation :

    Legal & General Group Plc (L&G)


 4. Full name of shareholder(s) (if different from 3.):

    N/A


 5. Date of the transaction and date on which the threshold is crossed or reached:

    N/A


 6. Date on which issuer notified:

    06/02/07


 7. Threshold(s) that is/are crossed or reached:

    Above 3% (L&G)
 8. Notified details:



    8A: Voting rights attached to shares

    Class/type of shares:

    Ord 5p


    Situation previous to the Triggering transaction:
    No of Shares                                                 No of Voting Rights
    81,326,380                                                   4.02%

    (Under S-198 on 07/07/04)


    Resulting situation after the triggering transaction:
    No of shares            No of voting rights                              % of voting rights
    Direct                  Direct                   Indirect                Direct                  Indirect

    110,232,362             110,232,362                                      4.50





    8B: Financial Instruments



    Resulting situation after the triggering transaction:
    Type of financial       Expiration date         Exercise/ Conversion    Number of voting rights  % of voting rights
    instrument                                      Period/ Date            that may be acquired if
                                                                            the Instrument is
                                                                            exercised/ converted
    N/A





    Total (A+B):
    Number of voting rights                                   % of voting rights
    110,232,362                                               4.50




 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:



    Legal & General Group Plc (Direct and Indirect) (Group)



    Legal & General Investment Management (Holdings) Limited (Direct and Indirect) (LGIMH)



    Legal & General Investment Management Limited (Indirect) (LGIM)



    Legal & General Group Plc (Direct) (L&G) (110,232,362 - 4.50% = LGAS, LGPL &
    PMC)

    Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

    Legal & General Insurance Holdings Limited (LGIH) (Direct)



    Legal & General Assurance (Pensions Management) Limited (PMC)

    Legal & General Assurance Society Limited (LGAS & LGPL)



    Legal & General Pensions Limited (Direct) (LGPL)



    Proxy Voting:

10. Name of the proxy holder:

    N/A


11. Number of voting rights proxy holder will cease to hold:

    N/A


12. Date on which proxy holder will cease to hold voting rights:

    N/A


13. Additional information:

Notification using shares in issue figure of 2,444,399,386

First notification under DTR Sourcebook









Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.



Contact name for Enquiries

Lee Davis

020 7548 3807



Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 FEBRUARY 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/

                                                        Susan Henderson
                                                        Deputy Group Secretary